Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December, 2007

                         SCOR HOLDING (Switzerland) Ltd.
                -------------------------------------------------
                 (Translation of registrant's name into English)

                             General Guisan-Quai 26
                                   8002 Zurich
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X    Form 40-F
                                   -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No  X
                                   -----     -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

News release


Zurich, Switzerland - December 14, 2007 - SCOR Holding (Switzerland) Ltd. announces plans to delist American Depositary Shares and to deregister in the US


SCOR Holding (Switzerland) Ltd. intends to apply for the voluntary delisting of its American Depositary Shares (ADSs) from the New York Stock Exchange and to voluntarily terminate the registration of its securities under the U.S. Securities Exchange Act of 1934. SCOR Holding (Switzerland) Ltd. expects to file relevant applications on December 26, 2007.

SCOR Holding (Switzerland) Ltd. is delisting in order to reduce its regulatory compliance costs following the acquisition by SCOR of more than 98% of the outstanding shares and ADSs of SCOR Holding (Switzerland) Ltd.

SCOR Holding (Switzerland) Ltd. will continue to publish English language financial reports, financial statements, press releases and shareholder information, which will be available on its website
(www.scor-holding-switzerland.ch) in accordance with Rule 12g3-2(b) under the United States Securities Exchange Act of 1934.


Enquiries



Communications                            Marco Circelli
Phone:     +41 44 639 90 22               Head of Investor Relations
Fax:       +41 44 639 70 22               mcircelli@scor.com
                                          Phone:      +41 44 639 91 31
                                          Fax:        +41 44 639 71 31

                                          Inken Ehrich
                                          Investor Relations Specialist
                                          iehrich@scor.com
                                          Phone:      +41 44 639 90 94
                                          Fax:        +41 44 639 70 94

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      SCOR Holding (Switzerland) Ltd.




                                      By:  /s/ Benjamin Gentsch
                                           Name:  Benjamin Gentsch
                                           Title: CEO




                                      By:  /s/ Chris Wing
                                           Name:  Chris Wing
                                           Title: CFO



Date: 14 December 2007